SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Spark Networks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
84651P100
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

___________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84651P100	13D	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,467,920
	8	SHARED VOTING POWER
162,700
	9	SOLE DISPOSITIVE POWER
2,467,920
	10	SHARED DISPOSITIVE POWER
162,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,630,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON*
IN-OO

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”) of Spark Networks, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 11150 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025.

Item 2.	Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $2,296,813.00.

Mr. Miller is the managing member of Milfam LLC. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $95,441.00.

Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the shares of Common Stock purchased by Milfam I was approximately $2,060,450.00.

Milfam II: All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $1,590,097.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $2,859,566.00.

Milfam LLC is the manager of AMIL of Ohio, LLC (“AMIL”), an Ohio limited liability company established pursuant to the Operating Agreement of AMIL of Ohio, LLC, effective as of May 14, 2010. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as managing member of Milfam LLC, which is the manager of AMIL, were purchased with money generated and held by AMIL. The aggregate purchase price for the shares of Common Stock purchased by AMIL was approximately $48,266.00.

Mr. Miller shares investment and dispositive power with his spouse in a certain account (the “Spouse Account”). All of the shares of Common Stock held by the Spouse Account were purchased with funds generated and held by the Spouse Account. The aggregate purchase price for the shares of Common Stock purchased by the Spouse Account was approximately $533,711.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $51,162.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $40,178.00.

Mr. Miller is the co-trustee of a trust (“Susan’s Children’s Trust”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-trustee for Susan’s Children’s Trust were purchased with funds generated and held by the Susan’s Children’s Trust. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-trustee of Susan’s Children’s Trust was approximately $39,641.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller now believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Issuer. Mr. Miller believes that the Issuer would benefit from Board representation by independent public stockholders and plans to pursue representation on the Board.

Accordingly, on November 1, 2015, Mr. Miller, Trust A-4, AMIL, Catherine GST, Milfam LLC, Milfam I, Milfam II, Crider GST, Susan’s Children’s Trust and Spouse Account (all of the foregoing, the “Lloyd Miller Funds”) entered into a Nomination and Standstill Agreement (the “Agreement”) with the Company pursuant to which the Lloyd Miller Funds agreed to certain standstill provisions and the Company agreed to appoint Michael Brodsky to the Company’s Board of Directors.

Under the Agreement, the Lloyd Miller Funds agreed not to conduct a proxy contest regarding any matter to come before the 2016 annual meeting of the Company’s stockholders, including the election of the directors, and has agreed to vote in favor of the Company’s proposed slate of directors. The Agreement also provides, among other things, that during the standstill period beginning on November 1, 2015 and ending on the earlier of (a) November 1, 2016 and (b) the date on which Michael Brodsky (or his successor) resigns from the Board of Directors due to a material disagreement with the Board of Directors (the foregoing, the “Standstill Period”), the Lloyd Miller Funds and their affiliates will not, without the prior consent of the Company or its Board of Directors: (a) acquire any voting securities of the Company provided however that the Lloyd Miller Funds may acquire in one or more transactions an aggregate number of shares of voting securities that when combined with all other holdings equals but does not exceed 20% of the issued and outstanding voting securities of the Company, (b) make or in any way participate in any solicitation of proxies to vote, (c) make any public announcement with respect to any extraordinary transaction involving the Company or its assets, (d) form, join or participate in a 13D group which would be required to file as a group under Section 13(d) of the Securities Exchange Act of 1934 (a “13D Group”), (e) present at any annual or special meeting of the Company’s stockholders any proposal for consideration except as permitted under the Agreement, (f) make by press release or in an SEC filing any statement or announcement that disparages the Company, (g) solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company, (h) request the Company to amend or waive any of the above restrictions in the agreement in a manner that would require public disclosure or (i) direct or instruct any of its respective subsidiaries, affiliates or representatives to take any such action listed above. Additionally, during the Standstill Period, the Lloyd Miller Funds shall not (a) sell, transfer, pledge or transfer the economic risk of ownership of, or otherwise dispose of any voting securities or voting power to any group that is participating or has participated in a solicitation of proxies in opposition to the recommendation or proposal of the Board of Directors, provided, however, that this does not preclude the Lloyd Miller Funds from entering into customary margin agreements with banks or brokerage firms in the ordinary course of business or (b) transfer voting stock or voting power to a 13D Group or to a third party after which transfer such third party would become part of a 13G Group and following which transfer such 13D Group would beneficially own more than 10% of the outstanding voting stock or voting power. This summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement which was filed as Exhibit 10.1 to the November 5, 2015 Form 8-K and is incorporated herein by reference.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the terms of the Agreement, Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Miller may be deemed to beneficially own 2,630,620 shares of Common Stock, which is equal to approximately 10.2% of the outstanding shares, based on 25,690,893 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 4, 2015. As of the date hereof, 607,406 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 607,357 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam I, 414,615 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 25,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam LLC, 15,000 of such beneficially owned shares of Common Stock are owned of record by AMIL, 16,000 of such beneficially owned shares of Common Stock are owned of record by Catherine GST, 10,000 of such beneficially owned shares of Common Stock are owned of record by Crider GST, 139,700 of such beneficially owned shares of Common Stock are owned of record by the Spouse Account, 13,000 of such beneficially owned shares of Common Stock are owned of record by Susan’s Children’s Trust, and 782,542 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Milfam I, Milfam II, Milfam LLC, AMIL, Catherine GST, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by the Spouse Account, Crider GST and the Susan’s Children’s Trust.

(c) Not Applicable.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Nomination and Standstill Agreement dated as of November 1, 2015 by and between Spark Networks, Inc., Lloyd I. Miller, III, Lloyd I. Miller Trust A-4, AMIL of Ohio, LLC, Catherine C. Miller Irrevocable Trust, dtd 3/26/1991, MILFAM LLC, MILFAM I L.P., MILFAM II L.P., Susan Miller Trust for Children dtd 9/28/2006, Lloyd A. Crider Trust, dtd 7/16/1990 and Susan F. Miller (Filed as Exhibit 10.1 to the Form 8-K by the Company with the Securities and Exchange Commission on November 5, 2015).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

By: /s/ Lloyd I. Miller, III
      Lloyd I. Miller, III